CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

May 1, 2003

Mr. Craig A. Hawley

General Counsel

Jefferson National Life Insurance Company

9920 Corporate Campus Drive, Suite 1000

Louisville, Kentucky 40223

Dear Mr. Hawley:

This letter sets forth the agreement between Jefferson National Life Insurance Company (the “Company”), and Janus Capital Management LLC (the “Adviser”), concerning certain administrative services.

1.

Administrative Services and Expenses. Administrative services for the separate accounts of the Company (the “Accounts”) which invests in Institutional Shares (“Shares”) of one or more portfolios (collectively, the “Portfolios”) of Janus Aspen Series (the “Trust”) pursuant to the Participation Agreement between the Company and the Trust dated May 1, 2003 (the “Participation Agreement”), and for purchasers of variable annuity or life insurance contracts (the “Contracts”) issued through the Accounts are the responsibility of the Company. Administrative services for the Portfolios, in which the Accounts invest, and for purchasers of Shares of the Portfolios, are the responsibility of the Trust. The administrative services the Company intends to provide to the Trust and its Portfolios are set forth in Schedule A attached to this letter agreement, which may be amended from time to time.

2.

Service Fee. In consideration of the anticipated administrative expense savings resulting to the Trust from the Company’s services, the Adviser agrees to pay the Company a fee (“Service Fee”), computed daily and paid monthly in arrears, at an annual rate equal to fifteen ([**]) basis points ([**]%) of the average monthly value of the Shares of the Portfolios held in the Accounts.

For purposes of this Paragraph 2, the average monthly value of the Shares of the Portfolios will be based on the sum of the daily net asset values of the Shares of the Portfolios (as calculated by the Portfolios) on each calendar day in a month divided by the number of calendar days in the month.

3.

Nature of Payments. The parties to this letter agreement recognize and agree that the Adviser’s payments to the Company relate to administrative services to the Trust only and do not constitute payment in any manner for administrative services provided by the Company to the Account or to the Contracts, for investment advisory services or for costs of distribution of Contracts or of Shares of the Portfolios, and that these payments are not otherwise related to investment advisory or distribution services or expenses.

4.	Representations and Warranties.

a.

The Adviser represents and warrants that in the event the Trustees of the Trust approve the payment of all or any portion of the Service Fee by the Trust, the Trust will calculate in the same manner the Service Fee to all insurance companies that have entered into Service Fee arrangements with the Adviser and/or the Trust (the “Participating Insurance Companies”).

b.

The Company represents and warrants that: (1) it and its employees and agents meet the requirements of applicable law, including but not limited to federal and state securities law and state insurance law, for the performance of services contemplated herein; and (2) it will not purchase Trust Shares of the Portfolios with Account assets derived from tax-qualified retirement plans except indirectly, through Contracts purchased in connection with such plans and that the Service Fee does not include any payment to the Company that is prohibited under the Employee Retirement Income Securities Act of 1974 (“ERISA”) with respect to any assets of a Contract owner invested in a Contract using the Portfolios as investment vehicles.

c.

The Company represents, warrants and agrees that: (1) the payment of the Service Fee by the Adviser is designed to reimburse the Company for providing administrative services to the Trust that the Trust would customarily pay and does not represent reimbursement to the Company for providing administrative services to the Contract or Account as described in Section 26 of the Investment Company Act of 1940 (the “1940 Act”) and the rules and regulations thereunder; (2) no portion of the Service Fee will be rebated by the Company to any Contract owner; and (3) if required by applicable law, the Company will disclose to each Contract owner the existence of the Service Fee received by the Company pursuant to this letter agreement in a form consistent with the requirements of applicable law and will disclose the amount of the Service Fee, if any, that is paid by the Trust.

5.	Indemnification

a.

The Company agrees to indemnify and hold harmless the Adviser and its directors, officers, and employees from any and all loss, liability and expense resulting from any gross negligence or willful wrongful act of the Company in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of this letter agreement, except to the extent such loss, liability or expense is the result of the Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties.

b.

The Adviser agrees to indemnify and hold harmless the Company and its directors, officers, agents and employees from any and all loss, liability and expense resulting from any gross negligence or willful wrongful act of the Adviser in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of this letter agreement, except to the extent such loss, liability or expense is the result of the Company’s willful misfeasance, bad faith or gross negligence in the performance of its duties.

6.	Termination.

a.	Either party may terminate this letter agreement, without penalty, on sixty (60) days’ written notice to the other party.

b.	This letter agreement will terminate at the option of either party in the event of the termination of the Participation Agreement.

c.	This letter agreement will terminate immediately upon the determination of either party, with the advice of counsel, that the payment of the Service Fee is in conflict with applicable law.

7.	Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

8.

Confidentiality. The terms of this letter agreement will be treated as confidential and will not be disclosed to the public or any outside party except with each party’s prior written consent, as required by law or judicial process or as provided in paragraph 4c herein.

9.

Assignment. This letter agreement may not be assigned (as that term is defined in the 1940 Act) by either party without the prior written approval of the other party, which approval will not be unreasonably withheld, except that the Adviser may assign its obligations under this letter agreement, including the payment of all or any portion of the Service Fee, to the Trust upon thirty (30) days’ written notice to the Company.

10.	Governing Law. This letter agreement will be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado.

11.	Counterparts. This letter agreement may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.

Very truly yours,

JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Bonnie M. Howe

Name:	Bonnie M. Howe
Title:	Vice President

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Craig A. Hawley

Name:	Craig A. Hawley
Title:	Secretary and General Counsel

Attachment: Schedule A

Schedule A

Pursuant to the letter agreement to which this Schedule is attached, the Company will perform administrative services including, but not limited to, the following:

1. Print and mail to Contract owners copies of the Portfolios’ prospectuses, proxy materials, periodic fund reports to shareholders and other materials that the Trust is required by law or otherwise to provide to its shareholders.

2. Provide Contract owner services including, but not limited to, financial consultants’ advice with respect to inquiries related to the Portfolios (not including information about performance or related to sales) and communicating with Contract owners about Portfolio (and subaccount) performance.

3. Provide other administrative support for the Trust as mutually agreed to by the Company and the Adviser and relieve the Trust of other usual or incidental administrative services provided to individual Contract owners.

AMENDMENT TO

ADMINISTRATIVE SERVICES LETTER AGREEMENT

Institutional Shares of Janus Aspen Series

(for Insurance Companies)

This Amendment (“Amendment”) to the Administrative Services Letter Agreement (as defined below) is made as of January 1, 2015 between Janus Capital Management LLC (“Adviser”), and Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York (collectively, the “Company”).

BACKGROUND

A. The Adviser and Jefferson National Life Insurance Company are parties to an Administrative Services Letter Agreement dated May 1, 2003, as amended (the “Agreement”).

B. The parties wish to add Jefferson National Life Insurance Company of New York as a party to the Agreement.

C. The parties wish to further amend the Agreement as set forth below:

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

4. All references in the Agreement to “Company” shall now include both Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York.

5. The second paragraph under Paragraph 2 of the Agreement shall be deleted and replaced with the following:

“For purposes of this Paragraph 2, the average monthly value of the Shares of the Portfolios will be based on the sum of the daily net asset values of the Shares of the Portfolios (as calculated by the Portfolios) on each calendar day in a month divided by the number of calendar days in the month. The Adviser or its affiliates will daily calculate and pay monthly the Service Fee, and will make such payment to the Company. Each payment will be accompanied by a statement showing the calculation of the amounts payable by the Adviser and such other supporting data as may be reasonably requested by the Company. The parties shall work in good faith to promptly resolve any disputes with respect to the payment of Service Fees, provided requests for payments to the Company for periods 180 days or more prior to the current month shall be at the Adviser’s reasonable discretion.”

6.	Paragraph 10 of the Agreement shall be deleted and replaced with the following:

“10. Assignment. This letter agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however, that neither this letter agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of each party or as expressly contemplated by this agreement, except that the Adviser may assign its obligations under this letter agreement, including the payment of all or any portion of the Service Fee, to the Trust upon thirty (30) days’ written notice to the Company. In the event of an assignment to a third party in connection with the sale or disposition of one or more lines of the Company’s business, a change of control or acquisition of the Company (excluding an assignment, change of control or acquisition as a result of an internal reorganization), the Adviser retains the right to renegotiate the terms of this agreement with the successor entity.”

4. Schedule A to the Agreement shall be deleted and replaced with the amended Schedule A attached hereto.

5. The Agreement, as amended by this Amendment, is ratified and confirmed.

6. This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS CAPITAL MANAGEMENT LLC		JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Russell P. Shipman	By:	/s/ Craig A. Hawley
Name:	Russell P Shipman	Name:	Craig A. Hawley
Title:	Senior Vice President	General Counsel & Secretary

JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

		By:	/s/ Craig A. Hawley
		Name:	Craig A. Hawley
General Counsel & Secretary

Schedule A

Pursuant to the letter agreement to which this Schedule is attached, the Company will perform some or all of the administrative services including, but not limited to, the following:

1. Aggregate, process and submit orders for Shares on behalf of Contract owners.

2. Establish and maintain accounts on behalf of Contract owners and maintain records to reflect the beneficial interest in Shares of Contract owners.

3. Print and mail to Contract owners copies of the Portfolios’ prospectuses, statements of additional information, proxy materials, periodic fund reports to shareholders and other materials that the Trust is required by law or otherwise to provide to its shareholders.

4. Staff and maintain a call center to address Contract owner inquiries regarding the Portfolios.

5. Receive and answer correspondence and assist with completion of forms for existing investors.

6. Provide other administrative support for the Trust as mutually agreed to by the Company and the Adviser and relieve the Trust of other usual or incidental administrative services provided to individual Contract owners.